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July 17, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Universal Business Payment Solutions Acquisition Corporation
Amendment No. 1 to Registration Statement on Form S-3
Filed April 30, 2013, File No. 333-187339
Form 10-K for the Fiscal Year Ended September 30, 2012
Filed January 14, 2013, File No. 001-35170
Form 10-K for the Transition Period from October 1, 2012 to December 31, 2012
Filed April 12, 2013, File No. 001-35170

Ladies and Gentlemen:

Universal Business Payment Solutions Acquisition Corporation, a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 (“the S-3 Amendment”) to its Registration Statement on Form S-3 (Registration No. 333-187339) (the “Registration Statement”) and Amendment No. 3. to its 10-K for the Fiscal Year Ended September 30, 2012 (the “10-K Amendment”). On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated July 11, 2013 from Ms. Maryse Mills-Apenteng, Special Counsel, to Bipin C. Shah, Chief Executive Officer of the Company. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. We will also provide courtesy copies of each of the amendments, as filed and marked with the changes from their applicable previous filing.

Amendment No. 2 to Form S-3 Filed on June 14, 2013

Selling Stockholders, page 16

1.	It appears from your response to prior comment 5 that you were unable to provide the requested information for any of the selling stockholders other than Wolf Creek. Please tell us whether any of the selling stockholders holding 5% or more of your common stock is a broker dealer or broker-dealer affiliate. For any selling stockholders for whom you do not provide this information, please describe the steps you took to acquire the requested information and explain to us any hardship to you in taking additional measures to obtain it.

Response:

The Company accepts the Staff’s comment and has provided the requested information with respect to each selling stockholder holding 5% or more of the Company’s common stock. The Company examined all publicly-available filings in order to obtain the requested information. Additionally, the Company provided such information with respect to those stockholders who contacted the Company since its initial filing of the registration statement. The securities being registered on behalf of the stockholders with respect to whom the Company is unable to provide such information relate to securities that such stockholders received in connection with a warrant exchange that the Company consummated on December 28, 2012. Such stockholders obtained the warrants that were exchanged for the shares being registered either in the Company’s initial public offering or in subsequent open-market transactions. While the Company has no way of knowing for sure, the Company believes, based on the method and timing of purchases, and the size of the holdings, that these stockholders are likely to be retail investors. As such, the Company believes that the risk that any such stockholder is a broker-dealer or an affiliate of a broker dealer is negligible.

The remaining stockholders were identified by obtaining a Non-Objecting Beneficial Ownership list. Such list does not provide contact information other than a registered address for such stockholders. In many cases, these mailing addresses may be dated or not the preferred mailing addresses of such stockholders, thereby decreasing the likelihood of receiving a response from such stockholders. Additionally, since the Company has not been able to identify any objecting beneficial owners, any such mailing would not encompass all of the shares the Company seeks to register and would result in the Company having to engage in multiple mailings at different stages. For these reasons, the Company believes that the time and expense of creating and mailing a questionnaire for the purposes of identifying this information would be prohibitive and would be disproportionate to the risk involved and the likelihood of receiving a response that would allow the Company to provide the requested information.

2.	We note your response to prior comment 6 regarding disclosing the natural persons having control over your selling stockholders that are entities. Please revise to clarify who holds investment and/or voting power over Wellington Management Company LLP. Further, please revise to disclose the natural person(s) who hold investment and/or voting power over R8 Capital Partners, LLC. If you are unable to obtain this information, please revise to provide a description of this entity and tell us the steps you took to obtain the information required by Schedules 13D or 13G.

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Response:

The Company accepts the Staff’s comment and has provided this information with respect to R8 Capital Partners, LLC.

Wellington Management Company, LLP ("Wellington Management") is the investment adviser to several entities that own shares of Yadkin Valley Financial Corporation (each a "Wellington Client"). We understand that the Staff has inquired about the natural persons with the power to vote or to dispose of the securities beneficially owned by Wellington Management and the Wellington Clients. Wellington Management is an investment adviser registered under the Investment Advisers Act of 1940. Under Regulation 13D-G and Section 13(d) of the Securities Exchange Act of 1934, as amended, Wellington Management shares beneficial ownership over the shares held by each Wellington Client. However, Wellington Management believes that it is not appropriate for Wellington Management to list a natural person in the footnotes to the table of Selling Stockholders.

Wellington Management has discussed this issue with the Staff on few previous occasions, including in connection with Form S-3 registration statements filed by Provident Bankshares Corporation (File No. 333-125230) and IBERIABANK Corporation (File No.333-139984). Below are links to letters written by or on behalf of Wellington Management in those instances:

http://www.sec.gov/Archives/edgar/data/933141/000119312507059359/filename1.htm

http://www.sec.gov/Archives/edgar/data/818969/000090965408001261/filename1.txt

The Company understands that the Staff agreed with the analysis set forth in those letters. Wellington Management has confirmed that the statements in such letters remain accurate.

Amendment No.2 to Form 10-K for the Fiscal Year Ended September 30, 2012

Report of Independent Registered Public Accounting Firm, page 48

3.	We note you amended your Form 10-K by filing an abbreviated amendment. This amendment included the audit report of Marcum LLP but not the related consolidated financial statements. Please note that amendments to Exchange Act filings must include the complete text of each item that is amended per Exchange Act Rule 12b-15. Please amend your Form 10-K accordingly.

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Response:

The Company accepts the Staff’s comment and has filed an amended 10-K containing the full text of Exhibit 15.

Amendment No. 1 to Transition Report on Form 10-K Filed June 14, 2013

Closing of Completed Transactions, page 5

4.	In response to prior comment 17, you indicate that WLES received a $2.3 million note as part of the merger consideration. Please confirm that in future filings that you will disclose the terms of the note as a related party transaction, pursuant to Item 404(a) of Regulation S-K.

Response:

The Company accepts the Staff’s comment and will include the referenced disclosure in future filings as a related-party transaction.

* * * * * * * * * *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions, please feel free to contact the undersigned by telephone at 215.994.2510 (or by facsimile at 215.655.2510). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ James A. Lebovitz

James A. Lebovitz

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